Independent Accountants' Review Report

Clearpool Digital LLC

For the Year ended December 31, 2025

Table of Contents

Independent Accountants' Review Report

To the Board of Directors and Shareholders

Clearpool Digital LLC

24 Meeting House Rd

Greenwich, CT 06831

Scope

We have reviewed the accompanying balance sheet of Clearpool Digital LLC as of December 31, 2025, and the related statements of Income and statement of cash flows for the years then ended. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management Responsibility

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements.

Accountant's Responsibility

Our responsibility is to conduct the reviews in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of our procedures provide a reasonable basis for our report.

Limited Assurance

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.



Dated: July 4, 2026

Merry Elizabeth Hopkins, *CPA*
License # 23289
Contact: +1 (612) 474 5238
merryhopkins7@gmail.com
2136 Ford Parkway
St Paul, MN 55116

Clearpool Digital LLC

Balance Sheet

As of December 31, 2025

	In US Dollars 2025
Assets	
Non-Current Assets	
Property, Plant and Equipment	0
Total Non-Current Assets	**0**
Current Assets	
Cash and Bank Balances	0
Accounts Receivable	0
Other Current Assets	0
Total Current Assets	**0**
Total Assets	**0**
Liabilities and Equity	
Current Liabilities	
Accounts Payable	0
Other Current Liabilities	0
Total Current Liabilities	**0**
Total Liabilities	**0**
Equity	
Owner’s Equity	46,000
Net Income	(46,000)
Total Equity	**0**
Total Liabilities and Owner's Equity	**0**

T. [signature]

Director

See accompanying notes to the financial statements.

Clearpool Digital LLC

Income Statement

For the year ended December 31, 2025

In US Dollars

	Note	2025
Total Revenue		**0**
Less: Cost of Goods Sold		**0**
Gross Profit		**0**
Operating Expenses		
Operating Expenses	1	46,000
Selling and Marketing Expenses		0
Total Expenses		**46,000**
Operating Loss		**(46,000)**
Other Expense		0
Other Income		0
Net Loss for the period		**(46,000)**

Director

See accompanying notes to the financial statements.

Clearpool Digital LLC

Statement of Cashflow

For the year ended December 31, 2025

	In US Dollars 2025
Operating Activities	
Net Loss	(46,000)
Depreciation	0
Adjustments to Reconcile Net Income to Net Cash provided by Operations:	
Accounts Receivable	0
Other Current Assets	0
Accounts Payable	0
Other Liabilities	0
Total Adjustments to Reconcile Net Income to Net Cash provided by Operations:	0
Net Cash Provided by Operating Activities	**0**
Investing Activities	
Customer Software	0
Net Cash Provided by Investing Activities	**0**
Financing Activities	
Proceeds from Capital Contributions	46,000
Net Cash Provided by Financing Activities	**46,000**
Net Cash Increase for the Period	**0**
Cash at Beginning of Period	0
Cash at End of the Period	**0**

T. [signature]

Director

See accompanying notes to the financial statements.

Clearpool Digital LLC

Statement of Shareholder's Equity

For the year ended December 31, 2025

In US Dollars

PARTICULARS	Capital	Retained Earnings	Total
Balance as at January 01, 2025	**0**	**0**	**0**
Add: Owner's Contribution	46,000	0	**46,000**
Less: Shareholder's Distributions	0	0	**0**
Net Profit for the period	-	(46,000)	**(46,000)**
Balance as at December 31, 2025	**46,000**	**(46,000)**	**0**

T. [signature]

Director

See accompanying notes to the financial statements.

Note A – Organization and Description of Business

Nature of Business

Clearpool Digital LLC hereinafter "The Company", organized as a Limited Liability Company and registered with the Secretary of the State of Delaware on June 2, 2025, provides a suite of software products and financial services to institutions in the cryptocurrency marketplace. The principal office of the Company shall be maintained at 24 Meeting House Rd, Greenwich, CT 06831, or at such other locations as the Members may designate from time to time. The address of the registered office of the Company in the State of Delaware is located at c/o Harvard Business Services, Inc, 16192 Coastal Highway, County of Sussex, Lewes, Delaware 19958.

Note B – Significant Accounting Policies

Basis of Accounting

The Company prepares its financial statements using the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Basis of Measurement

The financial statements presented herein have been meticulously prepared in accordance with the historical cost convention. In these documents, barring the figures represented in the cash flow statement, all transactions have been comprehensively recorded on an accrual basis, ensuring a thorough and accurate reflection of the organization's financial position.

Cash and Cash equivalents

Cash and cash equivalents are carried on the balance sheet at cost. For the purpose of the cash flow statement, cash and cash equivalents comprise cash in hand and cash held in banks in current and savings accounts.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property, Plant and Equipment

Property, plant and equipment are initially recognized at acquisition cost including any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by the management. Subsequently, property, plant and equipment are stated at cost less accumulated depreciation and any identified impairment losses. Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the company and the cost of the item can be measured reliably.

All other repairs and maintenance costs are charged to the income statement during the year in which they are incurred.

Depreciation method, rates and useful lives of property, plant and equipment

The management of the company reassesses the useful lives, depreciation methods, and rates for each item of property, plant, and equipment annually by considering the expected pattern of economic benefits that the company expects to derive from those items.

Provisions

Provisions are based on the best estimate of the expenditure required to settle the present obligation at the reporting date, that is, the amount that the Company would rationally pay to settle the obligation at the reporting date or transfer it to a third party.

Impairment

The carrying amounts of the company's assets are reviewed at each balance sheet date to determine whether there is any indication of impairment loss. If any such indication exists, the recoverable amount is estimated to determine the extent of the impairment loss, if any. Impairment loss is recorded on a judgmental basis, and provisions may differ in future years based on the actual expense.

Going Concern

The accompanying financial statements have been prepared assuming that Clearpool Digital LLC (the "Company") will continue as a going concern. The Company is in its early stages of operations and has incurred operating losses and negative cash flows from operations since inception. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management is actively pursuing strategies to improve operations, generate revenues, and obtain additional financing as necessary to meet its obligations and sustain future operations. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Functional Currency

These financial statements are prepared in United States Dollars, which is the company’s functional currency.

Intangible asset

An intangible asset is an identifiable non-monetary asset without physical substance. An intangible asset is recognized if it is probable that the future economic benefits that are attributable to the asset will flow to the company and that the cost of such asset can also be measured reliably. Cost of the intangible asset includes purchase cost and directly attributable expenses incidental to bringing the asset for its intended use.

Costs associated with maintaining computer software are recognized as an expense as and when incurred.

Intangible assets are stated at cost less accumulated amortization and accumulated impairment losses, if any. Amortization is charged over the estimated useful life of the asset on a systematic basis by applying the reducing balance method from the month when such asset is available for use.

Subsequent Events

Management has evaluated subsequent events for recognition and disclosure in the financial statements through December 31, 2025, which is the date the financial statements were available to be issued. As of December 31, 2025, no subsequent events required recognition or disclosure in the financial statements.

Income Tax

The business has recognized in the financial statements the effects of all tax positions and continually evaluates expiring statutes of limitations, audits, changes in tax law, and new authoritative rulings. The business is not aware of any circumstances or events that make it reasonably possible that unrecognized tax benefits may increase or decrease within 12 months of the statement of financial position date. Penalties and interest assessed by taxing authorities are included in the provision for income taxes, if applicable. There were no penalties or interest paid during the reporting period.

Equity

Pursuant to the Company's Operating Agreement, Clearpool Digital LLC is authorized to issue membership units representing ownership interests in the Company.

As of December 31, 2025, the Company had issued 10,000,000 membership units to its two founding members, with each member holding 5,000,000 units, representing a 50% ownership interest. The aggregate subscribed capital commitment associated with these membership units totals $22,500,000.

During the year ended December 31, 2025, the Company received cash contributions of $46,000 toward these commitments. The remaining balance of $22,454,000 represents outstanding capital commitments from the members. Management has the right to make capital calls in accordance with the terms of the Operating Agreement, and the commitments are legally enforceable.

The outstanding balance is recorded as a subscription receivable and presented as a reduction of members' equity.

Note C – Date of Authorization of Financial Statements

1 Operating Expenses

	2025
Advisory	25,000
Fundraising Fees	1,000
Smart Contracts Audit	20,000
Total	**46,000**

Note D – Date of Authorization of Financial Statements

These financial statements were authorized for issue on 07/05/2026 by the Board of Directors.

Note E– General

Figures have been rounded off to the nearest dollar.

Director